UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(AMENDMENT NO. 3)*

Interpool, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

46062R108

(CUSIP Number)

Martin Tuchman, c/o Interpool, Inc.
211 College Road East
Princeton, NJ 08540
(609) 452-8900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d1(e), 13d1(f) or 13d1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

PAGE 2 OF 7 PAGES
SCHEDULE 13D
(AMENDMENT NO. 2)

CUSIP No.: 46062R108	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Martin Tuchman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	7,476,272 208,383 7,476,272 208,383

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,684,655

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.21%

14	TYPE OF REPORTING PERSON IN

          This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and restates the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 14, 1995 (the “Original Statement”) as amended and supplemented by Amendment No. 1 filed with the Commission on February 15, 1996 (“Amendment No. 1”) and Amendment No. 2 filed with the Commission on October 1, 2004 (“Amendment No. 2", and together with the Original Statement and Amendment No. 1, the “Amended Original Statement”), by Martin Tuchman with respect to the Common Stock, par value $.001 per share, of Interpool, Inc., a Delaware corporation (the “Issuer”). Terms defined in the Amended Original Statement have the same meaning when used herein.

ITEM 1.     SECURITY AND ISSUER.

          This Amendment relates to the Common Stock of the Issuer. The Issuer’s principal executive offices are located at 211 College Road East, Princeton, New Jersey.

ITEM 2.     IDENTITY AND BACKGROUND.

(a)	Martin Tuchman (the “Reporting Person”).

(b)	The business address of the Reporting Person is: Interpool, Inc., 211 College Road East, Princeton, New Jersey 08540.

(c)	Interpool, Inc. is a Delaware corporation. The principal executive offices of the Issuer are located at 211 College Road East, Princeton, New Jersey 08540.

(d)	During the last five years the Reporting Person has not been convicted in a criminal proceeding.

(e)	During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to any judgment, decree or final order enjoining future violation of , or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          All shares were purchased with the Reporting Person’s personal funds.

ITEM 4.     PURPOSE OF TRANSACTION.

          As described further in Item 6 below, on January 16, 2007, the Reporting Person sent a letter (the “January 16 Letter”) to the Issuer’s Board of Directors, outlining a proposal which, if it were to become a definitive and agreed-upon transaction, would involve the purchase of all shares held by the public in the Issuer and result in the shares of the Issuer no longer being traded publicly. A copy of the January 16 Letter is attached hereto and incorporated herein by reference. The January 16 Letter was publicly disclosed by the Issuer in a press release of the same date.

          Other than as set forth in the January 16 Letter, and as further described in Item 6 below, the Reporting Person does not have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

          (a)    As of January 19, 2007, the Reporting Person beneficially owned a total of 7,684,655 shares of Common Stock. This aggregate beneficial ownership includes (i) 7,429,653 shares under direct beneficial ownership, representing 25.34% of the 29,317,643 shares of the Issuer’s Common Stock issued and outstanding; (ii) 46,619 shares held by a revocable grantor trust of which the Reporting Person is the grantor and trustee and the Reporting Person’s brother is the beneficiary; and (iii) 208,383 shares, included on Schedule 13D lines 8 and 10, deemed to be indirectly beneficially owned as a result of the ownership of: 8,668 shares held by a pension plan f/b/o the Reporting Person; 7,000 shares held by the Tuchman Foundation; 5,797 shares representing the Reporting Person’s 51.3% interest in shares held by Kingstone Capital Group, LLC, a New Jersey limited liability company; 1,500 shares held by a pension plan f/b/o the Reporting Person’s wife; 182,381 shares held by Princeton International Properties, Inc., a New Jersey corporation owned by the Reporting Person and his wife; and 3,037 shares held by Reporting Person’s wife.

          With respect to the shares identified in lines 8 and 10, the Reporting Person disclaims all right to vote, direct the vote, dispose of or direct the disposition of 3,037 shares of Common Stock owned by the Reporting Person’s wife.

          (b)    Except as set forth in Item 6 below, the Reporting Person has the sole power to vote and sole power to direct the disposition of the shares identified in boxes 7 and 9.

          (c)    In the last 60 days, no transactions with respect to the Common Stock of the Issuer were effected by the Reporting Person or any of the persons named in paragraph (a) of this Item.

          (d)    No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock owned by the Reporting Person directly. The Reporting Person expressly disclaims any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,037 shares of Common Stock owned by the Reporting Person’s wife which the Reporting Person is deemed to beneficially own indirectly.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          On January 15, 2007, the Reporting Person was informed by Fortis Merchant Bank (“Fortis”), and also by certain other shareholders of the Issuer, namely Hickory Enterprises, L.P., Radcliff Group, Inc., Warren L. Serenbetz, Warren L. Serenbetz, Jr., Clay R. Serenbetz, Paul H. Serenbetz, Stuart W. Serenbetz, and Raoul J. Witteveen (the “Supporting Shareholders”) that the foregoing persons all support a proposal pursuant to which the shares of the Issuer held by members of the public who are not affiliated with the Reporting Person or the Supporting Shareholders would be purchased, together with a majority of the shares owned by the Reporting Person and Supporting Shareholders, for a price of $24.00 per share, payable in cash.

          The proposal described in the preceding paragraph was presented to the Issuer’s Board of Directors in the Reporting Person’s January 16 Letter.

          The participation of any one or more of the various persons or entities who have indicated their support in principle for the proposal outlined in the January 16 Letter is subject to numerous conditions as set forth in the January 16 Letter. Although these persons and entities have expressed support for the submission of the January 16 Letter as described above, there is not at present, nor has there ever been, any obligation, agreement or understanding among any of the foregoing persons to enter into any transaction. The Reporting Person expressly disclaims the existence of any group among the Reporting Person and any or all of the persons and entities supporting the January 16 Letter for purposes of Section 13(d) of the Securities and Exchange Act .

          Pursuant to a letter agreement dated as of September 14, 2004 (the “2004 Letter Agreement”), the Reporting Person entered into an agreement that, until September 14, 2014, the Reporting Person will not sell or otherwise voluntarily transfer for consideration any shares of the Issuer’s Common Stock beneficially owned by him, other than pursuant to a Permitted Transfer (as such term is defined in the 2004 Letter Agreement), unless all other holders of the Issuer’s Common Stock and of warrants and options issued by the Issuer that are exercisable for shares of the Issuer’s Common Stock (collectively, the “Other Holders”), are concurrently offered the opportunity to sell or otherwise transfer a comparable percentage of the shares beneficially owned by them for the same consideration to be received by the Reporting Person in such transaction. The 2004 Letter Agreement was executed in connection with a financing consummated by the Issuer on September 14, 2004.

          To the best knowledge of the Reporting Person, other than as set forth herein, there are no contracts, arrangements, understanding or relationships (legal or otherwise), between the Reporting Person and any other person with respect to any securities of the Issuer.

          The summary of provisions of the 2004 Letter Agreement in this Statement does not purport to be complete and is qualified in its entirety by reference to the detailed provisions of the 2004 Letter Agreement filed as Exhibit 1 to Amendment No. 2.

          The summary of provisions of the January 16 Letter in this Statement does not purport to be complete and is qualified in its entirety by reference to the detailed provisions of the January 16 Letter filed as Exhibit 1 to Amendment No. 3.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.	Letter dated January 16, 2007 from the Reporting Person to Interpool Board of Directors.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2007

By: /s/ Martin Tuchman Martin Tuchman

Exhibits

Exhibit 1.	Letter dated January 16, 2007 from the Reporting Person to Interpool Board of Directors.